SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Call Notice for Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting" dated on March 12, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Call notice for Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting

March 12, 2007 (02 pages)
For more information, contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – March 12, 2007) - The shareholders of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) are hereby called to (i) Annual Shareholders’ Meeting and (ii) Extraordinary Shareholders’ Meeting, to be held cumulatively on March 29, 2007, at 11:00 am, at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, São Paulo - SP, to deliberate on the following agenda:

In General Shareholders’ Meeting:

1.	To examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statement, related to the fiscal year ended on December 31, 2006;

2.	To deliberate on the management proposal for net income allocation referring to the fiscal year of 2006;

3.	To approve the Company’s capital budget for the fiscal year 2007;

4.	To elect the members of the Board of Directors for a new tenure;

5.	To elect the members of the Audit Committee;

6.	To determine remuneration for managers and members of Audit Committee.

In Extraordinary Shareholders’ Meeting:

1.

To deliberate on the proposal for simplification and reverse of the Company’s Bylaws, concerning to the position and assignment of the Board’s members, as follows: (a) to establish that the Company’s Board will consist of, at least three (3) and at most fifteen (15) members denominated Chief Executive Officer, General Executive Director for Fixed Telephony, Vice-president of Finance and Investor Relations Director and, the rest of vice-presidents without specific assignment; (b) to define in the Company’s bylaws the responsibilities of the Chief Executive Officer, General Executive Director for Fixed Telephony, Vice-president of Finance and Investor Relations Director and individual functions of Vice-Presidents without specific assignments will be established by the Board of Directors, that will be able to define too specific assignments to the referred positions; (c) In accordance to the proposals described in the items “a” and “b” above, to adapt the article 20, responsible for the Board’s composition and article 23, related to member of the Board assignment; to adapt statutory devices where there is the expression “executive officer” and replace it by “director”; to exclude of the

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Company’s bylaws the mention of the “Article 26 – REPEALED”, reclassifying the subsequent articles.

2. To approve the consolidated Company’s bylaws.

GENERAL INSTRUCTIONS: A) The corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 14th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: (55 11) 3549-7421 and (55 11) 3549-7423), on business days from Monday to Friday between 09:00 am and 6:00 pm. The deadline sets on March 27, 2007 at 11:00 pm; such powers-of-attorney must have special authorities and corporate acts and/or documents that prove the power of the corporate entity. B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish participate of the referred General Meeting shall submit an abstract with the respective shareholder stake, issued by the custodian body as of March 27, 2007, inclusive. C) According to CVM’s rule nº165 and 282, 5% (fiver per cent) is the minimum percentage of participation in the voting capital stock to require the adoption of multiple voting process to elect any member of the Board of Directors; D) The documents and proposals related to the agenda of the day are available to shareholders at the Company’s headquarter, being able for consulting at the CVM - securities commission - web address (www.cvm.gov.br)

São Paulo, March 12, 2007

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 12, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director